Heineken NV

03 JUN 13 AM 7:21

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange
Commission
Office of International Corporate Finance
450 Fifth Street N.W. .
Washington DC 20549
United States of America


03022858

date
05/06/2003
our reference

subject
Exemption file 82-4953

your reference

dealt with by

page
1 of 1

Dear Sir, Madam,

Attached please find the latest publications of Heineken NV. Those publications are filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.



J. van de Merbel
Director Investor Relations
Corporate Finance



exemption file number: 82-4953

03 JUN 10 AM 7:21

Amsterdam, 5 June 2003

Heineken already announces appointments Management Board Brau Union

Anticipating the completion of the BBAG acquisition, Heineken announces that the following people will be appointed as Members of the Management Board of the new Brau Union AG.

Karl Büche, currently Chief Executive Officer of BBAG, will become CEO of the Management Board of the new Brau Union AG.

Wolfgang Berger-Vogel, currently Chief Financial Officer of BBAG, will become CFO.

Stefan Orlowski, currently Vice President of Zywiec S.A. Poland, will be appointed Chief Operating Officer.

Wilbert Raaijmakers, currently Technical Director of Heineken The Netherlands, will become Chief Technical Officer.

Markus Liebl, Managing Director of Brau Union Austria, and **Nico Nusmeier**, President of Zywiec S.A. Poland will be appointed, in addition to their current functions, Members of the Management Board of the new Brau Union AG.

The newly formed company Brau Union AG will combine all the operations of BBAG with all Central European operations of Heineken. With a strong brand portfolio, the new Brau Union gains a leadership position in Central Europe and provides a strong platform for the international brands in the region, and in particular for Heineken. In addition to the excellent growth potential Brau Union will realise significant synergies to create shareholder value.

Press information:
Manel Vrijenhoek
Phone: +31 20 52 39 355

Investor and analyst information:
Anneke Groen
Phone: +31 20 52 39 469

For more information on the BBAG acquisition and general information on Heineken N.V., please visit www.heinekeninternational.com

exemption file number: 82-4953

Amsterdam, 27 May 2003

Heineken withdraws from the Luxembourg Stock Exchange and Euronext Brussels

Heineken N.V. announces that it has decided to delist its shares from the Luxembourg Stock Exchange and Euronext Brussels due to the limited trading in the share and thus the lack of justification for continuing. Investors will continue to be able to trade directly in Heineken N.V. shares on Euronext Amsterdam, where the main listing will be maintained.

The delisting of the shares in Luxembourg is with immediate effect.

Following the request of Heineken N.V., the market authority in Brussels has decided to terminate the listing of Heineken N.V. shares on Euronext Brussels First Market after trading on 30 September 2003. In the meantime the shares have been transferred (as from Monday, 28 April 2003) from the Continuous Market - Group A3 to the Single Fixing Market (Temporary Listings) - Group A8, where they will remain until 30 September. ING Belgium will continue to provide financial services for Heineken N.V share transactions in Belgium until they are delisted.

Press enquiries:
Manel Vrijenhoek
Tel: +31 20 523 9355

Investor and analyst enquiries:
Anneke Groen
Tel: +31 20 523 9469

Further information can be found at www.heinekeninternational.com.

exemption file number: 82-4953

Heineken
NV

press-information

FOR IMMEDIATE RELEASE

Contact: Jan van de Merbel (Investor Relations)
Heineken
+31-20-523-9590
- or -
Manel Vrijenhoek (Press Information)
Heineken
+31-20-523-9355
- or -
Jeff Zelkowitz (Investor Relations)
Taylor Rafferty
+1-212-889-4350

HEINEKEN WILL ACQUIRE MAJORITY OF AUSTRIA BASED BREWERY GROUP BBAG

Heineken deploys BBAG to form the number one brewer in Central Europe

AMSTERDAM, The Netherlands – May 2, 2003:

Highlights

- *Offer of EUR 769 million made to the GeBAG shareholders who own a majority stake in BBAG. Representatives of the GeBAG shareholders unanimously recommended Heineken's offer to its shareholders.*
- *Following completion of the GeBAG offer the public shareholders in BBAG and Brau Union will receive offers for EUR 124.00 per BBAG share and EUR 127.27 per BU share.*
- *Combined offers result in an enterprise value of EUR 1.9 billion for 100% of BBAG.*
- *The operations of BBAG and Heineken in the region will be combined in a new company Brau Union AG.*
- *Combination of Heineken and BBAG creates leadership position across Central Europe and a platform for building the Heineken brand into the leading super- premium brand in the region, within a strong brand portfolio.*
- *This offers an excellent basis for further growth, the opportunity to realise significant synergies and the creation of shareholder value.*

Chairman of the Executive Board of Heineken N.V., Thony Ruys stated: "Together with BBAG we create the leading brewer in Central Europe. Both our operations and brand portfolios make a perfect match. Moreover, I believe the cultural fit between the management of our two companies is very powerful. The new Brau Union will combine the local heritage and know-how of our Austrian partner and their wealth of experience in the region and Heineken's expertise as the international brewer. I'm looking forward to having Karl Büche as fellow member of the Executive Board of Heineken N.V."

CEO of BBAG Karl Büche stated: "By creating the leading brewery group of Central Europe we have accomplished a long standing vision of our group. I, therefore, welcome the offer of Heineken to acquire a majority stake in BBAG. We will manage the combined business from the headquarters in Austria and will continue to serve our consumers with a broad portfolio of international, national and regional brands. Moreover, we will contribute to the combined business our extensive experience that we have gained through our early involvement in the development of the Central European markets."

Acquisition agreement

Heineken is pleased to announce it has reached agreement with representatives of the shareholders of Getränke-Beteiligungs-AG ('GeBAG') to be in a position to acquire a majority stake in BBAG Österreichische Brau-Beteiligungs-Aktiengesellschaft ('BBAG'), the leading Austria based brewery group.

Heineken will acquire up to 100%, but not less than 75%, of the shares in GeBAG, which itself holds 68.7 % of BBAG's share capital. GeBAG's shareholders will be offered a total consideration of EURO 769 million for 100% of GeBAG. The offer is open for six weeks and closes on 13 June 2003. Closing of the transaction is subject to customary regulatory approvals.

Once the transaction is completed, Heineken will launch a public offer for the outstanding shares (the free float) of BBAG and its sub-holding Brau Union AG ('BU'). Heineken will make offers at prices of EUR 124.00 per BBAG share and EUR 127.27 per BU share, with such prices implying premia for BBAG and BU free-float shareholders, based on trading prices as at 30 April 2003, of 34% and 45%, respectively. These offers will be made in accordance with the Austrian Takeover Act and are expected to be made in the final quarter of 2003.

BBAG has breweries in five countries in Central Europe: Austria, Poland, the Czech Republic, Hungary and Romania. After completion of the transaction, Heineken and BBAG will combine all their operations in Central Europe in GeBAG, which will be renamed Brau Union AG. Brau Union AG will be responsible for all operations in 13 Central European countries, namely: Austria, Poland, the Czech Republic, Romania, Hungary, Serbia-Montenegro, Slovakia, Bulgaria, Croatia, Bosnia-Herzegovina, Slovenia, Macedonia and Albania.

Strategic importance for Heineken

The acquisition of BBAG will extend Heineken's leadership in Continental Europe and the combined business will be the clear market leader in Central Europe.

The combination of Heineken and BBAG offers an excellent platform for further growth. In 8 of the 13 countries in this region (namely; Austria, Poland, Hungary, Romania, Bulgaria, Slovakia, Macedonia and Albania) Heineken will have #1 positions, which can be further optimised and extended, and to which the Heineken brand and the international beer portfolio can be added. In addition, Heineken will have a number two position in Croatia, a strong regional foothold in the Czech Republic and a valuable export position in the remaining other three countries of the region (Serbia- Montenegro, Slovenia and Bosnia-Herzegovina).

Many of the countries in the combined business are in the process of joining the European Union. Based on historic precedent, this process will solidify the economic robustness of those countries, accelerate the increase of consumers' purchasing power, stimulate beer consumption growth and lead to the further development of the premium branded beer segment. These factors are likely to lead to excellent opportunities for growth in these markets.

In addition to the cost reduction programme already launched by BBAG, Heineken expects to realise other significant synergies. A substantial part of these synergies will be the result of annual cost savings, reaching EUR 40 million in 2007. These will be achieved by rationalising production, and integrating sales, purchasing, marketing and distribution operations in several markets. Value will also be added by sharing and implementing best practices and cooperation between the brewing operations. Furthermore, the increased scale of the new combination will generate costs synergies in overheads.

Moreover, the strong market position of BBAG in a number of countries in which Heineken does not have a significant presence will enable Heineken to accelerate the volume growth of its premium international brand Heineken. Significant additional revenue synergies are expected to arise particularly in the Czech Republic, Hungary and Poland, as a result of implementing commercial best practices which increase weighted distribution and improve product mix.

Also in the strong market position of the Austrian operations it is possible to further enhance profitability by introduction of best practices and an enlarged brand portfolio.

With the support of the local heritage and know-how of BBAG, we see ample opportunities for growth in the region. The combination of operations will result in operational synergies and will strengthen Heineken's position in the global market.

Beer market in Central Europe

Total beer consumption in Central Europe in 2002 amounted to 92 million hectolitres (which is 7% of the global total), while the expected average volume growth rate for the coming 5 years is 3%. This is above the global industry average.

With a total volume of 26 million hectolitres, the new Brau Union will have a regional market share of 27%. This provides Heineken with regional market leadership and in most Central European markets, Brau Union will have leadership positions. This offers Heineken the opportunity to benefit from economies of scale and further profit growth, supporting Heineken's strategy of seeking to achieve the highest quality of earnings amongst international brewers

Integration and management appointments
After completion of the transaction all operations of BBAG, Brau Union and Heineken in Central Europe (which comprises Zywiec in Poland, Amstel Brewery Hungary, Heineken Slovensko in Slovakia, the Zagorka and Ariana Breweries in Bulgaria, Pivara Skopje in Macedonia, and Karlovacka in Croatia) will be combined in a newly formed company, to be named Brau Union AG.

Heineken sees BBAG's regional expertise and experience as an important and value-adding component within the newly formed Brau Union. Accordingly, the headquarters of the combined unit will be located in Austria.
At the next shareholders' meeting, Heineken intends to nominate Mr Büche, currently CEO of BBAG and BU, as a member of the Executive Board of Heineken N.V.

The Management Board of the new Brau Union will consist of three Heineken Executives and three BBAG/Brau Union Executives. Ludwig Beurle has been invited to become Chairman of the Supervisory Board.

Transaction details
The total transaction value, based on the 100% Enterprise Value of BBAG - including the value of the free-float minorities of BBAG and Brau Union - is EUR 1.9 billion. On this basis the transaction value consists of a cash outlay of EUR 1.5 billion (EUR 0.8 billion in 2003, with the remainder to be paid out in 2004) and the assumption of approximately EUR 0.4 billion of debt.

Based on the above transaction value and BBAG's reported EBITDA for 2002 of EUR 186.6 million, the EBITDA multiple for the entire transaction would be 10.2 times. Taking account of only the expected cost synergies in 2007, this multiple falls to 8.4 times.

Heineken will fund the transaction through the use of debt financing. On the assumption that Heineken will acquire 100% of both BBAG and Brau Union (Enterprise Value EUR 1.9 billion) interests costs will increase by approximately EUR 100 million on a full year basis. The actual interest costs are dependent on the percentage ownership attained and the actual timing of the payments for the various tranches. Notwithstanding the increase in interest cost, we expect that the effect on 2003 net earnings will be neutral and slightly earnings enhancing for 2004.

BBAG profile
BBAG is the leading Austrian brewery group and one of the largest brewery groups in Central Europe with a market share of 14.1%. BBAG has strong positions in five of the major Central European markets and in 2002 it sold 13 million hectolitres of beer and generated net sales of EUR 906 million and an EBITDA of EUR 187 million.

BBAG manages a diverse portfolio of local, regional and international brands including international premium brands "Zipfer" and "Gösser" and its specialty wheat beer "Edelweiss."

BBAG generated further income from its non-alcoholic business and its real estate business.

For further information visit www.bbag.com

Heineken profile
Heineken has the widest global presence of all the international brewers operating in over 170 countries and employing more than 48,000 around the world. Total sales amounted to 108.9 million hectolitres in 2002. Heineken has built its strong international and local market positions by developing and regularly updating its cohesive portfolio of strong brands which offer high added-value for its customers and consumers. Heineken's principal international brands are "Heineken" and "Amstel".

Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEHN NA and on the Reuter Equities 2000 Service under HEIA.AS and HEHN.AS. Additional information is available on Heineken's home page: http://www.heinekeninternational.com.

Note: CSFB acted as financial advisor to Heineken in this transaction

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